

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2021

Barry Wood
Chief Financial Officer
XPEL, Inc.
618 W. Sunset Road
San Antonio, Texas 78216

      Re: XPEL, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2020
           Filed March 11, 2021
           File No. 001-38858

Dear Mr. Wood:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Manufacturing